Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011	2010	2009	2008	2007
(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$11,439	$14,243	$8,946	$7,506	$7,919
Fixed charges	505	792	422	513	524
Less:
Capitalized interest, net	(1)	(1)	(4)	(7)	(12)
Equity (income) loss - net of dividends	(269)	(671)	(359)	1,128	(452)
Adjusted earnings	$11,674	$14,363	$9,005	$9,140	$7,979
FIXED CHARGES:
Gross interest incurred	$418	$734	$359	$445	$468
Interest portion of rent expense	87	58	63	68	56
Total fixed charges	$505	$792	$422	$513	$524
Ratios of earnings to fixed charges	23.1	18.1	21.3	17.8	15.2
As of December 31, 2011, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain variable interest entities, in the amount of $654 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount in the above table does not include interest expense associated with unrecognized tax benefits.